The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement       SUBJECT TO COMPLETION      December 3, 2009


                    Pricing Supplement dated December o, 2009
          to the Product Prospectus Supplement dated February 25, 2009, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

 [RBC LOGO]                o

                           Royal Bank of Canada
                           Senior Global Medium-Term Notes, Series C

                           Redeemable Range Accrual Notes, Due December 16, 2024



     Royal Bank of Canada is offering the notes described below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated February 25, 2009 describe terms that will apply generally to the notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                 Royal Bank of Canada ("Royal Bank").

Underwriter:            RBC Capital Markets Corporation

Principal Amount:       o

Maturity Date:          December 16, 2024

Interest Rate:          6.00% times N/D;

                        where "N" is the total number of calendar days in the applicable interest period on which the reference rate satisfies the reference rate range; and "D" is the total number of calendar days in the applicable interest period.

Reference Rate:         10 Year CMS

Reference Rate          0.00% - 7.00%
Range:

Type of Note:           Range Accrual Note

Interest Payment        Quarterly, on the 16th day of each month of March, June,
Dates:                  September, and December, commencing March 16, 2010 and
                        ending on the Maturity Date (whether the Stated Maturity
                        Date or an earlier Redemption Date).

Redemption:             Redeemable

Call Date(s):           Quarterly, on the 16th day of each month of March, June,
                        September, and December, with 10 business days call notice, commencing March 16, 2010 and ending on the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date).

Survivor's Option:      Not Applicable

Incorporated risk       The notes are subject to the risks set forth under the
factors:                heading "Additional Risks Specific to Your Notes" in the
                        product prospectus supplement.

Minimum                 $1,000 (except for certain non-U.S. investors for whom
Investment:             the minimum investment will be higher)

Denomination:           $1,000 (except for certain non-U.S. investors for whom
                        the denomination will be higher)

Clearance and           DTC global (including through its indirect participants
Settlement:             Euroclear and Clearstream, Luxembourg as described under
                        "Description of Debt Securities -- Ownership and
                        Book-Entry Issuance" in the accompanying prospectus).

CUSIP No:               78008HRF9

Currency:               U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

Terms Incorporated      All of the terms appearing above the item captioned
In the Master Note:     "Listing" on the cover page of this pricing supplement
                        and the terms appearing under the caption "General Terms of the Notes" in the product supplement with respect to notes dated February 14, 2008.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1of the product supplement to read about investment risks relating to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.


                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100.00%          $
Underwriting discounts and commission.................................................     o%               $
Proceeds to Royal Bank................................................................     o%               $


We may use this pricing supplement in the initial sale of a note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement, dated February 25, 2009 the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm


o    Product Prospectus Supplement dated February 25, 2009:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465909000396/
     0001214659-09-000396.txt


Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                             Historical Information

Historically, the reference rate has experienced significant fluctuations. Any historical upward or downward trend in the reference rate level during any period shown below is not an indication that level of the reference rate is more or less likely to increase or decrease at any time during the term of the Notes. The historical reference rate levels do not give an indication of future levels of the reference rate. Royal Bank cannot make any assurance that the future levels of the reference rate will result in holders of the Notes receiving interest payments at the specified coupon. The reference rate on December 3, 2009 was 3.48%. The graph below sets forth the historical performance of the reference rate from December 3, 1994 through December 3, 2009.


                                10 Year CMS Rate
                                 1994 to Present
                           ((1994/12/03 - 2009/12/03)
                                 [CHART OMITTED]



Source: Bloomberg L.P.

----------------------------------------------------------------------------------------------------
Historical Period
----------------------------------------------------------------------------------------------------
Total number of days in the historical period                                         5,480 days
----------------------------------------------------------------------------------------------------
Number of days the Reference Rate was inside the Reference Range                      4,814 days
----------------------------------------------------------------------------------------------------
Number of days the Reference Rate was outside the Reference Range                      666 days
----------------------------------------------------------------------------------------------------

The historical performance shown above is not indicative of future performance. The level of the Reference Rate may set outside the Reference Range during the variable interest rate period even if the level has been generally in the range in the past, and may be in the future for extended periods of time. If the reference rate is outside the Reference Range on any day in the coupon period, you will not receive any interest for the related day in that coupon period.

                                  RISK FACTORS

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in Redeemable Range Accrual Note entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 10 Year CMS and other events that are difficult to predict and beyond Royal Bank's control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying product prospectus supplement, prospectus supplement and prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes Is Uncertain And Could Be 0.00%. During the variable interest rate period, the amount of interest payable on the notes in any interest payment period will be dependent on whether 10 Year CMS remains within the Reference Range of 0.00% to 7.00%. If the Reference Rate sets outside the Reference Range for the entire coupon period, the rate of interest payable for the related interest payment period will be 0%. As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of Royal Bank of comparable maturity. The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

Early Redemption Risk. Royal Bank retains the option to redeem the notes on any interest payment date on or after March 16, 2010. It is more likely that Royal Bank will redeem the notes prior to their stated maturity date to the extent that the Reference Rate and future expectations of the Reference Rate during the term of the notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you will receive no further benefit from the enhanced coupon and you may have to re-invest the proceeds in a lower interest rate environment.

The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased. Some of these factors include, but are not limited to: (i) changes in the level of Reference Rate, (ii) volatility in the Reference Rate, (iii) changes in U.S. interest and swap rates, (iv) any actual or anticipated changes in Royal Bank's credit ratings or credit spreads, and (v) time remaining to maturity. Primarily, to the extent that the reference rate is outside the reference range, the market value of the notes may decrease and you are likely to receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

Investors Are Subject To Our Credit Risk, And Our Credit Ratings And Credit Spreads May Adversely Affect The Market Value Of The Notes. Investors are dependent on Royal Bank's ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market's view of Royal Bank's creditworthiness. Any decline in Royal Bank's credit ratings or increase in the credit spreads charged by the market for taking Royal Bank's credit risk is likely to adversely affect the market value of the notes.

The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Royal Bank is willing to purchase notes in secondary market transactions will likely be lower than the Principal Amount, since the Principal Amount will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging Royal Bank's obligations under the notes. The cost of hedging includes the projected profit that Royal Bank or its affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Royal Bank, as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Royal Bank or its affiliates. may, but are not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Royal Bank or its affiliates are willing to transact. If at any time Royal Bank or its affiliates were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

Royal Bank Or Its Affiliates Are Market Participants. Royal Bank or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

The Historical Performance Of the Reference Rate is Not An Indication Of Their Future Performance. Historical performance of Reference Rate should not be taken as an indication of the future performance during the term of the notes. Changes in the levels of Reference Rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the level of the reference index will be positive on any interest determination date during the variable interest rate period. Furthermore, the historical performance of Reference Rate does not reflect the return the notes would have had because it does not take into account the Reference Range or Royal Bank's redemption right.




                        Supplemental Plan of Distribution

     We expect that delivery of the Notes will be made against payment for the Notes on or about December 16, 2009, which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

       No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                        o


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

              Redeemable Range Accrual Notes, Due December 16, 2024

                                December o, 2009